AltShares Trust

41 Madison Avenue, 42nd Floor

New York, NY  10010

March 4, 2020

Securities and Exchange Commission

100 F Street N.E.

Washington, DC  20549

Re:                             AltShares Trust (the “Trust”)

Investment Company Act of 1940—Rule 17g-1(g)

Bonding of Officers and Employees

To whom it may concern:

Pursuant to Rule 17g-1(g)(1) under the Investment Company Act of 1940, enclosed herewith please find a copy of the financial institution bond (the “Bond”) in favor of the Trust and an Officer Certificate reflecting the Board of Trustees of the Trust’s approval of this Bond. Please note that the Trust is being added as a party to the Bond currently in place for The Arbitrage Funds and the limit of liability is being increased to $2,500,000.

The term of the Bond is from 12:01am on December 1, 2019 through 12:01am on December 1, 2020, and the premium for the Bond has been paid through December 1, 2020.

Please call me at (617) 662-1504 if you have any questions.

Very truly yours,

/s/ Brian Link
Brian Link
Vice President and Managing Counsel
State Street Bank and Trust Company

enclosures

INVESTMENT COMPANY BOND

Bond No. 39 FI 0333394-19
Hartford Fire Insurance Company
(Herein called UNDERWRITER)

DECLARATIONS

Item 1.	Name of Insured (herein called INSURED(S)): THE ARBITRAGE FUNDS

	Principal Address:	41 MADISON AVENUE, 42ND FLOOR
		NEW YORK, NY 10010

Item 2.	Bond Period: from 12:01 a.m. on	12/01/2019	to 12:01 a.m. on	12/01/2020
	Standard Time.	(MONTH, DAY, YEAR)		(MONTH, DAY, YEAR)

Item 3.	Limit of Liability: $2,100,000

Provided however, that if specific limits, are shown below as applicable to any specified COVERAGE, such specific limits shall apply to the coverage provided by such COVERAGES and are in lieu of, and not in addition to, the above bond Limit of Liability.  If “Not Covered” is inserted below beside any specified COVERAGE, the coverage provided by such COVERAGE is deleted from this bond.

	COVERAGES		Limit of Liability		Deductible
	I.	Employee		$2,100,000		$10,000
	II.	Premises		$2,100,000		$10,000
	III.	Transit		$2,100,000		$10,000
	IV.	Forgery or Alteration		$2,100,000		$10,000
	V.	Securities		$2,100,000		$10,000
	VI.	Counterfeit Currency		$2,100,000		$10,000
	VII.	Computer Systems Fraudulent Entry		$2,100,000		$10,000
	VIII.	Voice Initiated Transaction		$2,100,000		$10,000
	IX.	Telefacsimile Transfer Fraud		$2,100,000		$10,000
	X.	Uncollectible Items of Deposit		$100,000		$5,000
	XI.	Audit Expense		$100,000		$5,000
	XII.	Stop Payment		$100,000		$5,000
	XIII.	Unauthorized Signatures		$100,000		$5,000

		Optional Coverages:	$	N/A	$	N/A

No Deductible shall apply to any loss under COVERAGE I. sustained by any “Investment Company.”

Item 4.	The Coverages provided by this Bond are also subject to the terms of the following riders issued herewith: HG00H00901; F-6002-0; F-6018-0; F-6051-0; F-6052-0; F-6056-0; F-6043-0; IC00M00300

Item 5.

The INSURED by the acceptance of this bond gives notice to the UNDERWRITER terminating or canceling prior bond(s) or policy(ies) No.(s) FI 0333394-18 such termination or cancellation to be effective as of the time this bond becomes effective.

This bond will not be valid unless countersigned by our duly authorized representative.

Countersigned by
Signed, this 16TH day of DECEMBER, 2019.	DOUGLAS MCKENNA, Authorized Representative

The UNDERWRITER, in consideration of the payment of premium, and in reliance upon all statements made and information furnished to the UNDERWRITER by the INSURED in applying for this bond, and subject to the

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© 2006, The Hartford

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DECLARATIONS, COVERAGES, GENERAL CONDITIONS, DEFINITIONS AND LIMITATIONS and other terms hereof, agrees to indemnify the INSURED for:

COVERAGES

I.                EMPLOYEE

Loss to the INSURED directly resulting from “Larceny or Embezzlement” committed by any “Employee”, acting alone or in collusion with others.

II.           PREMISES

A.            PROPERTY

Loss of “Property” directly resulting from robbery, burglary, larceny (common-law or statutory), mysterious disappearance, damage, destruction or removal from the possession, custody or control of the INSURED, while such “Property” is in the custody of or deposited within any office or premise.

B.            OFFICE EQUIPMENT

Loss of, or damage to furnishings, fixtures, supplies, equipment, safes or vaults within any of the INSURED’S offices directly resulting from robbery, burglary or larceny (common law or statutory) of such offices, or attempt thereat.  Loss resulting from damage to any office directly resulting from robbery, burglary or larceny (common law or statutory) of such office, or attempts thereat is also covered, provided that the INSURED is the owner of such offices, furnishings, fixtures, supplies, equipment, safes or vaults or is legally liable for such loss or damage always excepting, however,  loss or damage through fire and all loss to electronic data processing equipment.

III.      TRANSIT

Loss of “Property” directly resulting from robbery or larceny (common law or statutory), mysterious disappearance, damage to or destruction while the “Property” is in transit to any location:

a.              in an armored motor vehicle, including loading and unloading thereof,

b.              in the custody of a natural person acting as a messenger of the INSURED, or

c.               in the custody of a “Transportation Company” while being transported in a conveyance which is not an armored motor vehicle provided, except, that covered “Property” transported in this manner is limited to the following:

1.              written records,

2.              securities issued in registered form or negotiable instruments not payable to bearer, which are not endorsed or are restrictively endorsed.

Coverage under this Transit Coverage begins upon the receipt of such “Property” by the natural person acting as a messenger or as a representative of an armored motor vehicle company or as a messenger or as a representative of the “Transportation Company” and ends upon delivery to the premises of the addressee or to any representative of the addressee.

IV.       FORGERY OR ALTERATION

Loss to the INSURED directly resulting from:

a.              “Forgery” or fraudulent material alteration of any bills of exchange, checks, drafts, acceptances, certificates of deposits, promissory notes, money orders, orders upon public treasuries, letters of credit or receipts for the withdrawal of “Property”, or

b.              transferring, delivering or paying any funds or other “Property”, or establishing any credit or giving any value in good faith, and in the ordinary course of business on written instructions or applications directed to the INSURED authorizing or acknowledging the transfer, payment, delivery or receipt of funds or other “Property”, which instructions or applications purport to bear the handwritten signature of:  (1) any “Customer” of the INSURED, or (2) any shareholder or subscriber to shares of an “Investment Company”, or (3) any banking institution, stockbroker or “Employee” but which instructions or applications either bear a “Forgery” or a fraudulent material alteration without the knowledge and consent of such “Customer”, shareholder, subscriber to shares, banking institution, stockbroker, or “Employee.”

There is no coverage under this Forgery Or Alteration Coverage IV for any loss covered under Coverage V. OR IX. of this bond, whether or not Coverages V. or IX. are provided by this bond.

A mechanically reproduced facsimile signature is deemed to be the same as a handwritten signature.

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V.            SECURITIES

Loss directly resulting from the INSURED, in good faith and in the ordinary course of business, whether for its own account or for the account of others having:

a.              acquired, accepted or received, sold, delivered, given value, extended credit, or assumed liability upon any original “Securities, documents or other written instruments” which:

1.              bear a “Forgery” or fraudulent material alteration,

2.              have been lost or stolen, or

3.              are “Counterfeit”, or

b.              guaranteed in writing or witnessed signatures upon transfers, assignments, bills of sale, powers of attorney, guarantees, endorsements or other obligations in connection with any “Securities, documents or other written instruments” which pass or purport to pass title to them.

Actual and continued physical possession of such “Securities, documents or other written instruments” by an “Employee”, “Custodian”, or a Federal or State chartered deposit institution is a condition precedent to the INSURED having relied on such items and release or return of such items will be deemed to be an acknowledgement by the INSURED of not having relied on such items.

A mechanically reproduced facsimile signature is deemed to be the same as a handwritten signature.

VI.       COUNTERFEIT CURRENCY

Loss directly resulting from the receipt by the INSURED, in good faith and in the ordinary course of business, of “Counterfeit” money orders, currencies or coin of any country.

VII.  COMPUTER SYSTEMS FRAUDULENT ENTRY

Loss to the INSURED directly resulting from fraudulent entry of data into or the change of data elements or programs within the INSURED’S proprietary “Computer System” or a “Computer System” operated or used by the INSURED and stated in the application, if the fraudulent entry or change results in:

a.              “Property” being transferred, paid or delivered,

b.              an account of the INSURED, or of its “Customer”, being added, deleted, debited, or credited, or

c.               an unauthorized account or a fictitious account being debited or credited.

VIII. VOICE INITIATED TRANSACTION

Loss to the INSURED directly resulting from a “Voice Initiated Transaction” directed to the INSURED and authorizing the transfer of dividends or redemption proceeds of “Investment Company” shares from a “Customer’s” account, provided such “Voice Initiated Transaction” was:

a.              received at the INSURED’S offices by those “Employees” of the INSURED authorized to receive the “Voice Initiated Transaction”, and

b.              made by a person purporting to be a “Customer”, and

c.               made by such person for the purpose of causing the INSURED or “Customer” to suffer a loss or making an improper personal financial gain for such person or any other person, and

d.              initiated pursuant to a preexisting written agreement between the “Customer” and the INSURED.

In order for coverage to apply under this Coverage, all “Voice Initiated Transactions” must be received and processed in good faith, and in the ordinary course of business in accordance with the Procedures established in the application.

IX.       TELEFACSIMILE TRANSFER FRAUD

Loss to the INSURED directly resulting from the INSURED having, in good faith, and in the ordinary course of business, transferred or delivered Funds, certificated securities or uncertificated securities through a “Computer System” covered under the Computer Systems Fraudulent Entry Coverage in reliance upon a fraudulent instruction received through a Telefacsimile Device, and which instruction was received at the INSURED’s offices by those “Employees” of the INSURED authorized to receive the Telefacsimile Device instruction and which:

(1)         purports and reasonably appears to have originated from

(a)         a Client of the INSURED,

(b)         another office of the INSURED, or

(c)          another financial institution,

but, was not originated by the Client or entity whose identification it bears and

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(2)         such instruction contains a valid test code which proves to have been used by a person who was not authorized to use it and,

(3)         contains the name of a person authorized to initiate such transfer; and

if the transfer was in excess of the Telefacsimile Transfer Fraud Coverage Deductible stated in Item 3. of the Declarations Page, the instruction was verified by a call-back according to a pre-arranged procedure.

For the purposes of this Coverage, Client means an entity or individual which has through a written agreement with the INSURED authorized the INSURED to rely on Telefacsimile Device instructions to initiate transfers and has provided the INSURED with the names of persons authorized to make such transfers, and with which the INSURED has established an instruction verification procedure.  Funds means money on deposit in an account.

In addition to the Conditions and Limitations in the bond, the following provisions are applicable to the Telefacsimile Transfer Fraud Coverage:

Telefacsimile Device means a machine capable of sending or receiving an image of a document by electronic means transmitted through a telephone line and which reproduces the exact duplicate of the document on paper.

This Coverage (Telefacsimile Transfer Fraud) does not cover loss resulting directly or indirectly from the assumption of liability by the INSURED by contract unless the liability arises from a loss covered by the Telefacsimile Transfer Fraud Coverage and would be imposed on the INSURED without the existence of the contract.

Proof of loss for claim under this Coverage must include a copy of the document reproduced by the Telefacsimile Device.

X.            UNCOLLECTIBLE ITEMS OF DEPOSIT

Loss directly resulting from the INSURED, in good faith and in the ordinary course of business, crediting an account of a “Customer”, shareholder or subscriber based on any “Items of Deposit” which prove to be uncollectible, if the crediting of said account causes:

a.              redemptions or withdrawals of the account to be effected,

b.              shares to be issued, or

c.               payment of dividends,

from an account of an “Investment Company”.

In order for coverage to apply under this Coverage, the INSURED must hold “Items of Deposit” for the minimum number of days stated in the application before permitting any redemptions or withdrawals of the account, issuing any shares or paying any dividends with respect to such “Items of Deposit”.

“Items of Deposit” are deemed uncollectible when the INSURED’S standard collection procedures have been utilized and have failed to result in collection.

XI.       AUDIT EXPENSE

Reasonable expense incurred by the INSURED for an audit or examination required by any governmental regulatory authority or self-regulatory organization and conducted by such authority, organization or their appointee because of the discovery of loss sustained by the INSURED and covered by this bond but only for the part of the audit or examination caused by said loss.

XII.  STOP PAYMENT

Loss of any and all sums which the INSURED shall become obligated to pay by reason of the liability imposed upon the INSURED by law for damages:

(a)         for having either complied with or failed to comply with any written notice of any “Customer” or any authorized representative of such “Customer” to stop payment of any check or draft made or drawn by such “Customer” or any authorized representative of such “Customer” or

(b)         for having refused to pay any check or draft made or drawn by any “Customer” or any authorized representative of such “Customer”.

XIII. UNAUTHORIZED SIGNATURES COVERAGE

Loss to the INSURED directly resulting from the INSURED having in good faith and in the ordinary course of business, accepted, paid or cashed any check, withdrawal order, draft, made or drawn on a “Customer’s” account, which bears the signature or endorsement of one other than a person whose name and signature is on file with the INSURED as a signatory on such account.  It shall be a condition precedent to the INSURED’S right of recovery under this Coverage that the INSURED have on file signatures of all persons who are signatories on such account.

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GENERAL CONDITIONS

A.            OTHER COMPANIES INSURED UNDER THIS BOND

If more than one corporation, or “Investment Company”, or combination thereof is included herein as the INSURED:

(1)         The total liability of the UNDERWRITER under this bond for loss or losses sustained by one or more or all INSUREDS under the Bond shall not exceed the limit for which the UNDERWRITER would be liable if all losses were sustained by only one of them.

(2)         The first named INSURED shall be deemed to be the sole agent of all of the other INSUREDS hereunder for all purposes under this bond, including but not limited to giving or receiving any notice or proof required to be given herein and for the purpose of effecting or accepting amendments to or termination of this bond.  The UNDERWRITER shall give each “Investment Company” a copy of this bond and any amendment hereto, a copy of each formal filing of claim by any other named INSURED and the terms of the settlement of each claim prior to the execution of such settlement.

(3)         The UNDERWRITER bears no responsibility under this Bond for the proper application of any payment made to the first named INSURED.

(4)         For the purposes of the bond, knowledge possessed or discovery made by any partner, director, trustee, officer or supervisory “Employee” of any INSURED constitutes knowledge or discovery by all the INSUREDS.

(5)         If the first named INSURED for any reason, ceases to be covered under this bond, then the INSURED next named shall henceforth be considered as the first named INSURED for the purposes mentioned in (2) above.

B.            NOTICE TO UNDERWRITER OF MERGERS, CONSOLIDATIONS OR OTHER ACQUISITIONS

While this bond is in force, if the INSURED, other than an “Investment Company”, merges or consolidates with, or purchases or acquires assets or liabilities of another entity, the INSURED shall not have the coverage afforded under this bond for loss which:

a.              has or will occur in offices or on premises acquired, or

b.              has or will be caused by an “Employee” or “Employees” acquired, or

c.               has or will arise out of the assets or liabilities acquired,

unless the INSURED:

i.                  gives the UNDERWRITER written notice of the proposed consolidation, merger, purchase or acquisition of assets or liabilities prior to the proposed effective date of such action, and

ii.               obtains the written consent of the UNDERWRITER to extend the coverage provided by this bond in whole or in part to such additional exposure, and

iii.            upon obtaining such consent pays an additional premium to the UNDERWRITER.

C.            CHANGE OF CONTROL — NOTICE TO UNDERWRITER

When the INSURED becomes aware of a change in control (other than in an “Investment Company”), as defined in Section 2(a) (9) of the Investment Company Act of 1940, the INSURED shall, within thirty (30) days, give written notice to the UNDERWRITER setting forth:

(1)         the names of the transferors and transferees (or if the voting securities are registered in another name the names of the beneficial owners),

(2)         the total number of voting securities owned by the transferors and the transferees (or the beneficial owners), both immediately before and after the date of the transfer, and

(3)         the total number of outstanding voting securities.

The failure to give the above required notice shall result in termination of coverage as to any loss involving a transferee, effective on the date of such change in control.

D.            REPRESENTATIONS MADE BY INSURED

The INSURED represents to the UNDERWRITER that all information it has furnished either in the application for this bond or other documentation is complete, true and correct.  Such application and other documentation constitute part of this bond.

The INSURED must promptly notify the UNDERWRITER of any change in any fact or circumstance that materially affects the risk assumed by the UNDERWRITER under this bond.

Any intentional misrepresentation, omission, concealment or incorrect statement of a material fact, in the application or related documentation, shall be grounds for rescission of this bond.

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DEFINITIONS AND LIMITATIONS

I.                DEFINITIONS

For the purpose of the Coverage provided by this bond:

A.            “Computer Systems” means:

(1)         computers, including related peripheral and storage components,

(2)         systems and applications software,

(3)         terminal devices, and

(4)         related communication networks

by which data is electronically assembled, transmitted, processed, stored, and retrieved.

B.            “Counterfeit” means an imitation of an actual and valid original which is intended to deceive and be taken as the original.

C.            “Custodian” means the institution designated by an “Investment Company” to have possession and control of its assets.

D.            “Customer” means an individual, corporation, partnership, trust, or LLC which is a shareholder or subscriber of the INSURED.

E.             “Employee” means:

(1)         a corporate officer of the INSURED;

(2)         a natural person while in the regular service of the INSURED at any of the INSURED’S offices and who is compensated directly by the INSURED through its payroll system and subject to the United States Internal Revenue Service Form W-2 or equivalent income reporting of other countries, and whom the INSURED has the right to control and direct both as to the result to be accomplished and details and means by which such result is accomplished in the performance of such service;

(3)         an attorney retained by the INSURED or an employee of such attorney while either is performing legal services for the INSURED;

(4)         a person furnished by an employment contractor to perform clerical, premises maintenance or security duties for the INSURED under the INSURED’S supervision at any of the INSURED’S offices or premises;

(5)         an employee of an institution which has been merged or consolidated with the INSURED prior to the effective date of this bond;

(6)         a student or intern pursuing studies or performing duties in any of the INSURED’S offices;

(7)         each natural person, partnership or corporation authorized by written agreement with the INSURED to perform services as an electronic data processor of checks or other accounting records related to such checks but only while such person, partnership or corporation is actually performing such services and not:

a.              creating, preparing, modifying or maintaining the INSURED’S computer software or programs; or

b.              acting as a transfer agent or in any other agency capacity in issuing checks, drafts or securities for the INSURED;

(8)         a director or trustee of the INSURED, but only while performing acts within the scope of the customary and usual duties of an officer or “Employee” of the INSURED or while acting as a member of any duly elected or appointed committee to examine, audit or have custody of or access to “Property” of the INSURED; or

(9)         any partner, officer or employee of an investment adviser, an underwriter (distributor), a transfer agent or shareholder record keeper, or an administrator, for an “Investment Company” while performing acts within the scope of the customary and usual duties of an officer or employee of an “Investment Company” or acting as a member of any duly elected or appointed committee to examine, audit or have custody of or access to “Property” of an “Investment Company”.

The term “Employee”, shall not include any partner, officer or employee of a transfer agent, shareholder record keeper or administrator:

a.              which is not an “affiliated person” (as defined in Section 2(a) of the Investment Company Act of 1940) of an “Investment Company” or of the investment advisor or underwriter (distributor) of such “Investment Company”; or

b.              which is a “bank” (as defined in Section 2(a) of the Investment Company Act of 1940).

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This coverage provided by the bond does not afford coverage in favor of the employers of persons as set forth in (4) and (7) above, and in the event of any payment to the INSURED by the UNDERWRITER directly resulting from “Larceny or Embezzlement” committed by any of the partners, officers or employees of such employers, whether acting alone or in collusion with others, an assignment of the INSURED’S rights and causes of action as they may have against such employers because of such acts shall, to the extent of such payment, be given by the INSURED to the UNDERWRITER, and the INSURED shall execute all documents necessary to secure the rights provided for herein.

Each employer of persons as set forth in (3), (4) and (7) above and the partners, officers and other employees of such employers shall collectively be deemed to be one person for the purposes of this bond, excepting, however, the last paragraph of the Termination-Cancellation Section.

Independent contractors not specified in (3), (4) and (7) above, intermediaries, agents, brokers or other representatives of the same type shall not be considered “Employees”.

F.              “Forgery” means the signing of the name of another person or organization with the intent to deceive with or without authority, in any capacity, for any purpose but does not mean a signature which consists in whole or in part of one’s own name.

G.            “Investment Company” means an investment company registered under the Investment Company Act of 1940 and as shown under the NAME OF INSURED on the DECLARATIONS.

H.           “Items of Deposit” means one or more checks or drafts drawn upon a financial institution in the United States of America.

I.                “Larceny or Embezzlement” means “Larceny or Embezzlement” as set forth in Section 37 of the Investment Company Act of 1940.

J.                “Property” means:

a.              currency, coin, bank notes, or Federal Reserve notes (money), postage and revenue stamps, U.S. Savings Stamps, securities, including notes, stock, treasury stock, bonds, debentures, certificates of deposit;

b.              certificates of interests or participation in any profit-sharing agreement, collateral trust certificate, preorganization certificate or subscription, transferable share, investment contract, voting trust certificate, certificate of deposit for a security, fractional undivided interest in oil, gas, or other mineral rights, interests or instruments commonly known as securities under the Investment Company Act of 1940, any other certificate of interest or participation in, temporary or interim certificate for, receipt for, guarantee of, or warrant or right to subscribe to or purchase any of the foregoing;

c.               bills of exchange, acceptances, checks, drafts, withdrawal orders, money orders, travelers’ checks, letters of credit, bills of lading, abstracts of title, insurance policies, deeds, mortgages of real estate and/or of chattels and interests therein, assignments of such mortgages and instruments, including books of accounts and written records used by the INSURED in the conduct of its business; and

d.              electronic representation of the instruments enumerated above (but excluding all electronic data processing records) in which the INSURED acquired an interest at the time of the INSURED’S consolidation or merger with, or purchase of the principal assets of, a predecessor or which are held by the INSURED for any purpose or in any capacity whether held gratuitously or whether or not the INSURED is liable therefor.

K.            “Securities, documents or other written instruments” means original (including original counterparts) negotiable or non-negotiable instruments, or assignments thereof, which by themselves represent an equitable interest, ownership, or debt and which are transferable in the ordinary course of business by delivery of such instruments with any necessary endorsements or assignments.

L.             “Transportation Company” means any entity which provides its own or leased vehicles for transportation or provides freight forwarding or air express services.

M.         “Voice Initiated Election” means any election related to dividend options available to an “Investment Company” shareholders or subscribers which is executed by voice over the telephone.

N.            “Voice Initiated Redemption” means any redemption of shares issued by an “Investment Company” which is initiated by voice over the telephone.

O.            “Voice Initiated Transaction(s)” means any “Voice Initiated Redemption” or “Voice Initiated Election”.

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II.           EXCLUSIONS

A.            EXCLUSIONS APPLICABLE TO ALL COVERAGES

This bond does not directly or indirectly cover:

(1)         loss not reported to the UNDERWRITER in writing within thirty (30) days after termination of all of the Coverages under this bond;

(2)         loss due to riot or civil commotion outside the United States of America and Canada, or any loss due to military, naval or usurped power, war or insurrection.  However, this exclusion shall not apply to loss which occurs in transit under the circumstances enumerated in Coverage III TRANSIT, provided that when such transit was undertaken there was no knowledge on the part of any person acting for the INSURED in undertaking such transit of such riot, civil commotion, military, naval or usurped power, war or insurrection;

(3)         loss resulting from dishonest acts of any member of the Board of Directors or Board of Trustees of the INSURED who is not an “Employee”, acting alone or in collusion with others;

(4)         loss, which in whole or in part, results solely from any violation by the INSURED or by any “Employee” of any law, or rule, or regulation pertaining to any law regulating:

a.              the issuance, purchase or sale of securities,

b.              transactions on security or commodity exchanges or over-the-counter markets,

c.               investment advisors, or

d.              investment companies

unless such loss, in the absence of such laws, rules or regulations, would be covered under Coverages I. or IV.;

(5)         loss of potential income including, but not limited to, interest and dividends not realized by the INSURED or by any “Customer” of the INSURED;

(6)         loss resulting from indirect or consequential loss of any nature;

(7)         any damages other than compensatory damages (but not multiples thereof) for which the INSURED is legally liable, arising from a loss covered under this bond;

(8)         loss resulting from the effects of nuclear fission, fusion, radioactivity, or chemical or biological contamination;

(9)         loss resulting from the theft or misuse of confidential information, material or data except that this exclusion shall not apply to the transfer or payment of money;

(10)  costs, fees and expenses incurred by the INSURED in proving the existence or amount of loss under this bond, provided however, this EXCLUSION shall not apply to Coverage XI.;

(11)  loss resulting from voice requests or instructions transmitted over the telephone, provided however, this EXCLUSION shall not apply to Coverage VIII. and Coverage IX.;

(12)  loss sustained by one INSURED to the advantage of any other INSURED, or subsidiary or entity in which the INSURED, its majority shareholder, partner, or owner has a majority interest therein, provided that an INSURED, upon discovery of the loss, can cause the principal sum to be restored to the INSURED who suffered the loss.

B.            SPECIFIC EXCLUSIONS — APPLICABLE TO ALL COVERAGES EXCEPT COVERAGE I.

This bond does not directly or indirectly cover:

(1)         loss caused by an “Employee”, provided, however, this EXCLUSION shall not apply to loss covered under Coverages II. or III. which results directly from misplacement, mysterious disappearance, or damage to or destruction of “Property”;

(2)         loss through the surrender of “Property” away from an office of the INSURED as a result of a threat:

a.              to do bodily harm to any person, except loss of “Property” in transit in the custody of any person acting as messenger of the INSURED, provided that when such transit was undertaken there was no knowledge by the INSURED or any person acting as messenger of the INSURED of any such threat or

b.              to do damage to the premises or “Property” of the INSURED;

(3)         loss involving “Items of Deposit” which are not finally paid for any reason provided however, that this EXCLUSION shall not apply to Coverage X.;

(4)         loss resulting from payments made or withdrawals from any account involving erroneous credits to such account;

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(5)         loss of “Property” while in the mail;

(6)         loss of “Property” while in the custody of a “Transportation Company”, provided however, that this EXCLUSION shall not apply to Coverage III.;

(7)         loss resulting from the failure for any reason of a financial or depository institution, its receiver or other liquidator to pay or deliver funds or other “Property” to the INSURED but this EXCLUSION shall not apply to loss of “Property” directly resulting from robbery, burglary, misplacement, mysterious disappearance, damage, destruction or abstraction from the possession, custody or control of the INSURED.

C.      EXCLUSIONS -APPLICABLE TO ALL COVERAGES EXCEPT COVERAGES I., IV., V.

This bond does not directly or indirectly cover:

(1)         loss resulting from “Forgery” or any alteration;

(2)         loss resulting from the complete or partial non-payment of or default on any loan whether such loan was procured in good faith or through trick, artifice, fraud or false pretenses;

(3)         loss involving a “Counterfeit” provided, however, this EXCLUSION shall not apply to Coverage VI., X., and XIII.

III.      DISCOVERY

This bond applies only to loss first discovered by any partner, director, trustee, officer or supervisory “Employee” of the INSURED during the Bond Period.  Discovery of loss is deemed to occur at the earliest point that such individuals become aware of:

(1)         facts which may subsequently result in a loss of a type covered by this bond, or

(2)         an actual or potential claim in which it is alleged that the INSURED is liable to a third party,

regardless of when the act or acts causing or contributing to such loss occurred and even if the amount of actual or potential loss does not exceed the applicable Deductible or the exact amount or details of the loss are not known.

IV.       NOTICE — PROOF — LEGAL PROCEEDINGS AGAINST UNDERWRITER

(1)         At the earliest practicable time, not to exceed thirty (30) days after discovery of the loss, the INSURED shall give the UNDERWRITER notice thereof.

(2)         Within six (6) months after such discovery, the INSURED shall furnish to the UNDERWRITER a proof of loss, duly sworn to, with full particulars of the loss.

(3)         Securities issued with a certificate or bond number shall be identified in a proof of loss by such numbers.

(4)         Legal proceedings for the recovery of any loss under this bond shall not be brought prior to the expiration of sixty (60) days after the proof of loss is filed with the UNDERWRITER or after the expiration of twenty-four (24) months from the discovery of such loss.

(5)         This bond affords coverage only to the INSURED.  No claim, suit, action, or legal proceedings shall be brought under this bond by anyone other than the INSURED.

V.            LIMIT OF LIABILITY/NON-REDUCTION AND NON-ACCUMULATION OF LIABILITY

Prior to the termination of this bond, it shall continue in force for the limit stated in the applicable section of ITEM 3. of the DECLARATIONS, notwithstanding any previous loss for which the UNDERWRITER may have paid or be liable to pay under this bond provided, that the liability of the UNDERWRITER under this bond with respect to all loss resulting from:

(1)         any one act of burglary, robbery or attempt thereat, in which no “Employee” is concerned or implicated, or

(2)         any one unintentional or negligent act on the part of any one person resulting in damage to or destruction or misplacement of “Property”, or

(3)         all acts, other than those specified in (1) above, of any one person, or

(4)         any one casualty or event other than those specified in (1), (2), or (3) above,

shall be deemed to be one loss and shall be limited to the applicable Limit of Liability stated in ITEM 3. of the DECLARATIONS of this bond irrespective of the total amount of such loss or losses.  The Limit of Liability shall not be cumulative in amounts from year to year or from period to period.

IC 00 H003 00 0308
F-6000-0

INVESTMENT COMPANY BOND

All acts, as specified in (3) above, of any one person which directly or indirectly aid in any way wrongful acts of any other person or persons or permit the continuation of wrongful acts of any other person or persons whether such acts are committed with or without the knowledge of the wrongful acts of the person so aided and whether such acts are committed with or without the intent to aid such other person, shall be deemed to be one loss with the wrongful acts of all persons so aided.

VI.       DEDUCTIBLE

The UNDERWRITER shall not be liable under any Coverages under this bond because of loss unless the amount of such loss, after deducting the net amount of all reimbursement and/or recovery obtained or made by the INSURED, other than any amounts recovered under any bond or policy of insurance issued by an insurance company and covering such loss, or recoveries by the UNDERWRITER on account thereof prior to payment by the UNDERWRITER of such loss, shall exceed the Deductible set forth in ITEM 3. of the DECLARATIONS, and then for such amounts that are in excess of the deductible, but in no event for more than the applicable Limit of Liability stated in ITEM 3. of the DECLARATIONS.

There is no Deductible applicable to any loss under Coverage I. sustained by any “Investment Company”.

VII.  ATTORNEYS’ FEES AND COURT COSTS

The UNDERWRITER will indemnify the INSURED for reasonable attorneys’ fees and court costs incurred and paid by the INSURED in the defense, whether or not successful, fully litigated on the merits or settled, of any suit or legal proceeding brought against the INSURED to enforce the INSURED’S liability or alleged liability because of any loss, claim or damage which, if established against the INSURED, would constitute a loss sustained by the INSURED and covered under the terms of this bond except that with respect to Coverage I. this Section shall only apply in the event that:

(1)         an “Employee” acknowledges being guilty of “Larceny or Embezzlement”,

(2)         an “Employee” is adjudicated guilty of “Larceny or Embezzlement”, or

(3)         in the absence of (1) or (2) above, an arbitration panel decides, after a review of any agreed statement of facts between the UNDERWRITER and the INSURED, that an “Employee” would be found guilty of “Larceny or Embezzlement” if such “Employee” were prosecuted.

The INSURED shall at the earliest practicable time, not to exceed thirty (30) days after the discovery of any such claim, suit or legal proceeding, and at the request of the UNDERWRITER, furnish copies of all pleadings and relevant papers to the UNDERWRITER.  The UNDERWRITER may, at its sole option, elect to control the defense of all or part of such suit or legal proceeding.  The defense by the UNDERWRITER shall be in the name of the INSURED through attorneys chosen by the UNDERWRITER.  The INSURED shall provide all reasonable information and assistance required by the UNDERWRITER for such defense.

If the amount demanded in a suit or legal proceeding is greater than the Limit of Liability stated in ITEM 3. of the DECLARATIONS for the applicable Coverage, or if a Deductible is applicable, or both, the UNDERWRITER’S liability for attorneys’ fees and court costs incurred in defending all or part of such suit or legal proceeding is limited to the proportion of such attorneys fees and court costs incurred that the Limit of Liability stated in ITEM 3. of the DECLARATIONS for the applicable Coverage bears to the total of the amount demanded in such suit or legal proceeding.

All amounts indemnified by the UNDERWRITER for attorneys’ fees and court costs shall be in addition to the Limit of Liability stated in ITEM 3. of the DECLARATIONS.

If the UNDERWRITER declines to defend the INSURED, no settlement or judgment against the INSURED shall determine the existence, extent or amount of coverage under this bond without the prior written consent of the UNDERWRITER and the UNDERWRITER shall not be liable for any costs, fees and expenses incurred by the INSURED.

VIII. VALUATION OF PROPERTY

The value of any loss of “Property”, other than books of account or other records used by the INSURED in the conduct of its business, shall be determined by the average market value of such “Property” on the business day immediately preceding discovery of such loss except that the value of any “Property” replaced by the INSURED with the consent of the UNDERWRITER prior to the settlement of any claim for such “Property”, shall be the actual market value at the time of replacement.

IC 00 H003 00 0308
F-6000-0

INVESTMENT COMPANY BOND

In the event of a loss of interim certificates, warrants, rights or other securities, (as used herein, “options”) which need to be presented to exercise the subscription, conversion, redemption or deposit privileges, their value shall be:

a.              if such options have not expired, the average market value of such options on the business day immediately preceding the discovery of such loss, or the actual market value at the time of agreed replacement as provided in the preceding paragraph, or

b.              if such options have expired at the time their loss is discovered, their market value immediately preceding their expiration, or

c.               if no market price is quoted for such “Property” or for such options, the value shall be determined by agreement between the parties, or arbitration if the parties are unable to agree to the value.

The value of any loss of “Property” consisting of books of account or other records used by the INSURED in the conduct of its business shall be the amount paid by the INSURED for blank books, blank pages, or other materials which replace the lost books of account or other records, plus the cost of labor paid by the INSURED for the actual transcription or copying of data to reproduce such books of account or other records.

IX.       VALUATION OF PREMISES AND FURNISHINGS

In the event of loss or damage to any office of the INSURED or to the furnishings, fixtures, supplies, equipment, safes or vaults, the UNDERWRITER shall not be liable for more than the actual cash value thereof, or for more than the actual cost of replacement or repair.  The UNDERWRITER may, at its option, pay actual cash value or make replacement or repair.  In the event the UNDERWRITER and the INSURED cannot agree upon the actual cash value or the cost of replacement or repair, it shall be determined by arbitration.

X.            SECURITIES SETTLEMENT

In the event of a loss of securities covered under this bond, the UNDERWRITER may, at its sole option, purchase replacement securities, tender the value of the securities in money, or issue its indemnity in order to allow the issuance of replacement securities.

Indemnity will be required from the INSURED under the terms of this Section against all loss, cost or expense arising from the replacement of securities by the UNDERWRITERS.  The amount of such indemnity from the INSURED shall be:

(1)         for securities having a value of less than or equal to the applicable Deductible — one hundred percent (100%);

(2)         for securities having a value greater than the Deductible but within the applicable Limit of Liability — the percentage that the Deductible bears to the value of the securities;

(3)         for securities having a value greater than the applicable Limit of Liability — the percentage that the Deductible and the portion in excess of the applicable Limit of Liability bears to the value of the securities.

The value referred to in (1), (2), and (3) above is the value provided for in SECTION VIII. VALUATION OF “PROPERTY”, regardless of the value of such securities at the time the loss under the UNDERWRITER’S indemnity is sustained.

The UNDERWRITER is not required to issue its indemnity for any portion of a loss of securities which is not covered by this bond; however, the UNDERWRITER may do so at its sole option.

The INSURED shall pay the applicable proportion of the UNDERWRITER’S premium charge for the UNDERWRITER’S indemnity as set for in (1), (2), and (3) above.  No portion of the Limit of Liability shall be used as payment of premium for any indemnity purchased by the INSURED to obtain replacement securities.

XI.       SUBROGATION — ASSIGNMENT — RECOVERY

In the event of a payment under this bond by the UNDERWRITER, the UNDERWRITER shall be subrogated to all of the INSURED’S rights of recovery against any person or entity to the extent of such payment.  On the request of the UNDERWRITER, the INSURED shall deliver to the UNDERWRITER an assignment of the INSURED’S rights, title and interest and causes of action against any person or entity to the extent of such payment.

Recoveries, whether realized by the UNDERWRITER or by the INSURED, shall be applied after deducting the expense of such recovery, first to the INSURED’S loss which would otherwise have been paid except that it exceeds the applicable Limit of Liability, second, to the UNDERWRITER to amounts paid in settlement of the INSURED’S claim and third, to the INSURED to the applicable Deductible.  Recovery from reinsurance and/or indemnity of the UNDERWRITER shall not be a recovery under this section.

IC 00 H003 00 0308
F-6000-0

INVESTMENT COMPANY BOND

XII.  COOPERATION OF INSURED

At the UNDERWRITER’S request and at reasonable times and places designated by the UNDERWRITER, the INSURED shall submit to examination by the UNDERWRITER and subscribe to the same under oath, produce for the UNDERWRITER’S examination and copying, at its own expense all relevant records, and cooperate with the UNDERWRITER in all matters pertaining to the loss.

The INSURED shall execute all papers and provide assistance to secure for the UNDERWRITER the rights and causes of action provided for under this bond.  The INSURED shall do nothing after loss to prejudice such rights or causes of action.

XIII.   OTHER INSURANCE

Coverage under this bond shall apply excess over any valid and collectible insurance, indemnity or suretyship obtained by or on behalf of the INSURED or a “Transportation Company” or other entity on whose premises the loss occurred or which employed the person who caused the loss or engaged the messenger conveying the “Property” which was the subject of the loss.

XIV.    TERMINATION-CANCELLATION

If the bond is for a single INSURED, it shall not be terminated or canceled unless written notice is given by the acting party to the affected party and to the Securities and Exchange Commission, Washington, D.C., not less than sixty (60) days prior to the effective date of such termination or cancellation.

If the bond is for a joint INSURED, it shall not be terminated or canceled unless written notice is given by the acting party to the affected party, and by the UNDERWRITER to all INSURED “Investment Companies” and to the Securities and Exchange Commission, Washington, D.C., not less than sixty (60) days prior to the effective date of such termination or cancellation.

This bond will terminate as to any one INSURED, other than an “Investment Company”, immediately upon the taking over of such INSURED by a receiver or other liquidator or by State or Federal officials, or immediately upon the filing of a petition under any State or Federal statute relative to bankruptcy or reorganization of the INSURED, or assignment for the benefit of creditors of the INSURED, or immediately upon such INSURED ceasing to exist, whether through merger with another entity, disposition of all of its assets or otherwise.

The UNDERWRITER shall refund the unearned premium in accordance with the standard short rate cancellation tables if terminated by the INSURED or pro rata if terminated for any other reason.

Coverage will terminate as to any “Employee”:

(1)         at the time that any partner, director, trustee, or officer or supervisory “Employee” not acting in collusion with such “Employee”, learns of any dishonest act committed by such “Employee” at any time, whether in the employment of the INSURED or otherwise, whether or not such act is of the type covered under this bond, and whether against the INSURED or any other person or entity  or

(2)         sixty (60) days after the receipt by each INSURED and by the Securities and Exchange Commission, Washington, D.C., of a written notice from the UNDERWRITER of its desire to terminate this bond as to such “Employee”.

XV.   CHANGE OR MODIFICATION

No change in or modification of this bond shall be effective except by written rider to this bond issued by an Authorized Representative of the UNDERWRITER.

If this bond is for a single INSURED, no change or modification which adversely affects the rights of the INSURED shall be effective prior to sixty (60) days after written notice of such change or modification has been furnished to the Securities and Exchange Commission, Washington, D.C., by the acting party.

If this bond is for a joint INSURED, no change or modification which adversely affects the rights of the INSURED shall be effective prior to sixty (60) days after written notice of such change or modification has been furnished to all insured “Investment Companies” and to the Securities and Exchange Commission, Washington, D.C., by the UNDERWRITER.

IC 00 H003 00 0308
F-6000-0

IN WITNESS WHEREOF, the Company has caused this policy/bond to be executed and attested, and if required by state law, this policy/bond shall not be valid unless countersigned by a duly authorized representative of the Company.

HARTFORD FIRE INSURANCE COMPANY

HOME OFFICE — HARTFORD, CONNECTICUT

ADMINISTRATIVE OFFICES - HARTFORD, CONNECTICUT

(A STOCK INSURANCE COMPANY MEMBER OF THE HARTFORD)

Lisa Levin, Secretary	Douglas Elliot, President

F-6016-0
© 2008, The Hartford

This endorsement, effective 12:01 am, 12/01/2019	forms part

of policy number	39 FI 0333394-19

issued to:	THE ARBITRAGE FUNDS

by:	HARTFORD FIRE INSURANCE CO.

THIS ENDORSEMENT CHANGES THE POLICY.  PLEASE READ IT CAREFULLY.

AMEND MAILING ADDRESS FOR NOTICE ENDORSEMENT

I.                          Notice of Claim or Wrongful Act

A.                          A notice of any Claim or Wrongful Act shall be given in writing to the following:

Via mail:	The Hartford
Claims Department
Hartford Financial Products
277 Park Avenue, 16th Floor
New York, New York 10172

or

Via email:	HFPClaims@thehartford.com

or

Via Facsimile:	(212) 277-0945

B.                          Where it is stated in the policy or declarations page that a notice of any Claim or Wrongful Act shall be given in writing to The Hartford, Hartford Plaza, Hartford CT 06115, it shall be deleted and replaced with the following:

Notice of any Claim or Wrongful Act shall be given in writing to the following:

Via mail:	The Hartford
Claims Department
Hartford Financial Products
277 Park Avenue, 16th Floor
New York, New York 10172

or

Via email:	HFPClaims@thehartford.com

or

Via Facsimile:	(212) 277-0945

HG 00 H009 01 0708
© 2008, The Hartford

II.                     All Other Notices

A.                      All notices other than a notice of Claim or Wrongful Act shall be given in writing to the following:

The Hartford

Compliance Department

Hartford Financial Products

277 Park Avenue, 16th Floor

New York, New York 10172

B.                          With the exception of notice of a Claim or Wrongful Act, where it is stated in the policy or declarations page that a notice shall be given in writing to The Hartford, Hartford Plaza, Hartford CT 06115 shall be deleted and replaced with the following:

All notices other than a notice of Claim or Wrongful Act shall be given in writing to the following:

The Hartford

Compliance Department

Hartford Financial Products

277 Park Avenue, 16th Floor

New York, New York 10172

All other terms and conditions remain unchanged.

HG 00 H009 01 0708
© 2008, The Hartford

To be attached to and form part of Investment Company Bond, No. 39 FI 0333394-19 in favor of THE ARBITRAGE FUNDS

It is agreed that:

1.              The Name of Insured (THE ARBITRAGE FUNDS) shown in the Declarations, Item 1. is amended to include the following language:

and any interest which at inception or renewal of this bond is 50% or more owned by any one or more of those named as INSUREDS.

2.              Nothing herein is intended to alter the terms, conditions and limitations of the bond other than as stated above.

3.              This rider shall become effective as of 12:01 a.m. on 12/01/2019 standard time.

SUBSIDIARY RIDER ADOPTED MAY 2003

F-6002-0
© 2006, The Hartford

To be attached to and form part of Investment Company Bond, No. 08 FI 0298442-19 in favor of THE ARBITRAGE FUNDS

It is agreed that:

1.              GENERAL CONDITIONS, B. NOTICE TO UNDERWRITER OF MERGERS, CONSOLIDATIONS OR OTHER ACQUISITIONS is amended to include the following paragraph:

If the INSURED shall, while this bond is in force, establish any new “Investment Companies” other than by consolidation or merger with, or purchase or acquisition of assets or liabilities of, another institution, such “Investment Companies” shall automatically be covered hereunder from the date of such establishment without the payment of additional premium for the remainder of such Bond Period.

2.              If the INSURED shall, while this bond is in force, require an increase in limits to comply with SEC Reg. 17g-1, due to an increase in asset size of current “Investment Companies” covered under this bond or the addition of new “Investment Companies,” such increase in limits shall automatically be covered hereunder from the date of such increase without the payment of additional premium for the remainder of the Bond Period.

3.   Nothing herein is intended to alter the terms, conditions and limitations of the bond other than as stated above.

4.              This rider shall become effective as of 12:01 a.m. on 10/01/2019  standard time.

F-6018-0
© 2006, The Hartford

To be attached to and form part of Investment Company Bond No. 39 FI 0333394-19 in favor of THE ARBITRAGE FUNDS

It is agreed that:

1.              At the request of the INSURED, the Underwriter adds to the list of Insured under the attached bond the following:

THE ARBITRAGE FUND
THE ARBITRAGE EVENT-DRIVEN FUND
THE ARBITRAGE TACTICAL EQUITY FUND
WATER ISLAND CREDIT OPPORTUNITIES FUND

2.              This rider shall become effective as of 12:01 a.m. on 12/01/2019 standard time.

ADDING OR DEDUCTING INSUREDS RIDER
ADOPTED FEBRUARY 2008

F-6051-0
© 2008, The Hartford

To be attached to and form part of Investment Company Bond, No. 39 FI 0333394-19 in favor of THE ARBITRAGE FUNDS

It is agreed that:

1.              DEFINITIONS AND LIMITATIONS, IV. NOTICE — PROOF — LEGAL PROCEEDINGS AGAINST UNDERWRITER, (1) is deleted and replaced by the following:

(1) At the earliest practicable time, not to exceed sixty (60) days after discovery of the loss, the INSURED shall give the UNDERWRITER notice thereof.

2.              This rider shall become effective as of 12:01 a.m. on 12/01/2019 standard time.

AMEND NOTICE — PROOF — LEGAL PROCEEDINGS AGAINST UNDERWRITER
USE TO EXTEND NOTICE REQUIREMENT

© 2008, The Hartford
F-6052-0

CLAIM EXPENSE RIDER

To be attached to and form part of Investment Company Bond No. 39 FI 0333394-19 in favor of THE ARBITRAGE FUNDS

It is agreed that:

1.              The attached bond is hereby amended by adding to Coverage I. Employee an additional coverage as follows:

CLAIM EXPENSE

Reasonable expense necessarily incurred and paid by the INSURED in preparing any valid claim for loss caused by “Larceny or Embezzlement” committed by of any of the INSURED’S “Employees”, which loss exceeds the Deductible applicable to Coverage I. Employee.  The total Liability of the UNDERWRITER for such expense by reason of such acts of any “Employee” or in which such “Employee” is implicated is limited to the amount stated under provision 2. of this rider  which is in excess of the Deductible amount stated under provision 3. of this rider.

2.              The Limit of Liability for the coverage provided by this rider shall be $25,000.

3.              The Deductible amount applicable to the coverage provided by this rider shall be $500.

4.              Exclusion A. (10) does not apply to the additional coverage provided by this rider.

5.              Except as stated above, the coverage provided by this rider is subject to all of the terms, conditions, agreements and limitations of the Investment Company Bond to which it is attached.

6.              This rider shall become effective as of 12:01 a.m. on 12/01/2019, standard time.

CLAIM EXPENSE RIDER ADOPTED MAY 2008

© 2008, The Hartford
F-6056-0

To be attached to and form part of Investment Company Bond, No. 39 FI 0333394-19 in favor of THE ARBITRAGE FUNDS

It is agreed that

A.                DEFINITIONS AND LIMITATIONS, section XIV. TERMINATION - CANCELLATION is amended as follows:

1.                  The following is added to the first and second paragraph:

a.              If this bond has been in effect for more than sixty (60) days or, is a renewal of a bond the UNDERWRITER issued, the UNDERWRITER may cancel only for one or more of the following reasons:

(1)         Nonpayment of premium;

(2)         Conviction of a crime arising out of acts increasing the hazard insured against;

(3)         Discovery of fraud or material misrepresentation in the obtaining of the bond or in the presentation of claim;

(4)         After issuance of the bond or after the last renewal date, discovery of an act or omission, or a violation of any bond condition, that substantially and materially increases the hazard insured against, and which occurred subsequent to inception of the current bond period;

(5)         Material change in the nature or extent of the risk, occurring after issuance or last annual renewal anniversary date of the bond, which causes the risk of loss to be substantially and materially increased beyond that contemplated at the time the bond was issued or last renewed;

(5)         The cancellation is required pursuant to a determination by the superintendent that continuation of the present premium volume of the UNDERWRITER would jeopardize the UNDERWRITER’S solvency or be hazardous to the interest of the UNDERWRITER’S policyholders, the UNDERWRITER’S creditors or the public;

(7)         A determination by the superintendent that the continuation of the bond would violate, or would place the UNDERWRITER in violation of, any provision of the New York State insurance laws.

(8)         Where the UNDERWRITER has reason to believe in good faith and with sufficient cause, that there is a possible risk or danger that the INSURED will destroy, or permit to be destroyed the insured property for the purpose of collecting the insurance proceeds.  If the UNDERWRITER cancels, for this reason, the INSURED may make a written request to the Insurance Department of the State of New York, within ten days of receipt of this notice, to review the UNDERWRITERS cancellation decision.  The UNDERWRITER will simultaneously send a copy of this cancellation notice to the Insurance Department of the State of New York.

b.              Notice of cancellation will be mailed or delivered to the INSURED at the address shown on the bond and to its authorized agent or broker.

2.              If the UNDERWRITER elects not to replace a bond at the termination of the bond period, it shall notify the INSURED at least 60 but not more than 120 days before termination.  If such notice is given late, the bond shall continue in effect for 60 days after such notice is given.  Such notice shall be mailed to the INSURED and its broker or agent.

3.              If the UNDERWRITER elects to replace the bond, but with a change of limits, reduced coverage, increased deductible, additional exclusion, or upon increased premiums in excess of ten percent (exclusive of any premium increase as a result of experience rating), the UNDERWRITER must mail written notice to the INSURED and its agent or broker at least 60 but not more than 120 days before replacement.  If such notice is given late, the replacement bond shall be in effect with the same terms, conditions and rates as the terminated bond for 60 days after such notice is given.

NEW YORK STATUTORY RIDER USE TO COMPLY WITH STATUTORY REQUIREMENTS.
REVISED TO MAY, 2003

Form F-6043-0

4.              The UNDERWRITER may elect to simply notify the INSURED that the bond will either be not renewed or renewed with different terms, conditions or rates.  In this event, the UNDERWRITER will inform the INSURED that a second notice will be sent at a later date specifying the UNDERWRITER’S exact intention.  The UNDERWRITER shall inform the INSURED that, in the meantime, coverage shall continue on the same terms, conditions and rates as the expiring bond until the expiration date of the bond or 60 days after the second notice is mailed or delivered, whichever is later.

B.            This rider is effective as of the time the attached bond becomes effective.

Form F-6043-0

Producer Compensation Notice

You can review and obtain information on The Hartford’s

producer compensation practices at www.thehartford.com

or at 1-800-592-5717.

F-5267-0
© 2007, The Hartford

U.S. DEPARTMENT OF THE TREASURY, OFFICE OF FOREIGN ASSETS CONTROL (“OFAC”) ADVISORY NOTICE TO POLICYHOLDERS

No coverage is provided by this Policyholder Notice nor can it be construed to replace any provisions of your policy. You should read your policy and review your Declarations page for complete information on the coverages you are provided.

This Notice provides information concerning possible impact on your insurance coverage due to directives issued by the United States. Please read this Notice carefully.

The Office of Foreign Assets Control (“OFAC”) of the U.S. Department of the Treasury administers and enforces economic and trade sanctions based on U.S. foreign policy and national security goals against targeted foreign countries and regimes, terrorists, international narcotics traffickers, those engaged in activities related to the proliferation of weapons of mass destruction, and other threats to the national security, foreign policy or economy of the United States. OFAC acts under Presidential national emergency powers, as well as authority granted by specific legislation, to impose controls on transactions and freeze assets under U.S. jurisdiction. OFAC publishes a list of individuals and companies owned or controlled by, or acting for or on behalf of, targeted countries. It also lists individuals, groups, and entities, such as terrorists and narcotics traffickers designated under programs that are not country-specific. Collectively, such individuals and companies are called “Specially Designated Nationals and Blocked Persons” or “SDNs”. Their assets are blocked and U.S. persons are generally prohibited from dealing with them. This list can be located on OFAC’s web site at — http//www.treas.gov/ofac.

In accordance with OFAC regulations, if it is determined that you or any other insured, or any person or entity claiming the benefits of this insurance has violated U.S. sanctions law or is an SDN, as identified by OFAC, the policy is a blocked contract and all dealings with it must involve OFAC. When an insurance policy is considered to be such a blocked or frozen contract, no payments nor premium refunds may be made without authorization from OFAC.

HG 00 H129 00 1016	© 2016, The Hartford

This endorsement, effective 12:01 am,	12/01/2019	forms part

of policy number	39 FI 0333394-19

issued to:	THE ARBITRAGE FUNDS

by:	HARTFORD FIRE INSURANCE CO

THIS RIDER CHANGES THE BOND. PLEASE READ IT CAREFULLY.

ELECTRONIC MAIL INITIATED TRANSFER FRAUD COVERAGE

This rider modifies insurance provided under one of the following bond forms:

Investment Company Bond

The COVERAGES section of this bond is amended by adding Coverage as follows: ELECTRONIC MAIL INITIATED TRANSFER FRAUD COVERAGE

Loss directly resulting from the INSURED having, in good faith, transferred or delivered Funds, certificated Securities or uncertificated Securities, in reliance upon a fraudulent instruction sent to the Insured through electronic mail, and:

(1)         which fraudulent instruction purports and reasonably appears to have originated from:

(a)                   a Client of the Insured, or

(b)                   an Employee acting on instructions of such Client, or

(c)                    another financial institution acting on behalf of such Client with authority to make such instructions;

but, in fact, was not originated by the party referenced in (a) — (c) above whose identification it bears; and

(2)         the sender of the fraudulent instruction verified the instruction with the required password(s), PIN(s), or other security code(s) of such Client; and

(3)         the fraudulent instruction was received by an Employee of the Insured specifically authorized by the Insured to receive and act upon such instructions; and

(4)         for any transfer exceeding $10,000, the instruction was verified by the Insured via a call-back to a predetermined telephone number set forth in the Insured’s written agreement with such Client, or other verification procedure set forth in the Insured’s written agreement with such Client and approved in writing by the Underwriter; and

(5)         the Insured preserved a contemporaneous record of the call back and of the instruction which verifies use of the authorized password(s), PIN(s) or other security code(s) of the Client.

With respect to coverage under the ELECTRONIC MAIL INITIATED TRANSFER FRAUD COVERAGE, the DEFINITIONS AND LIMITATIONS section of this Bond is amended by the following changes to I. DEFINITIONS:

The following definitions are added:

•                  “Client” means an entity or individual which has a written agreement with the Insured authorizing the Insured to transfer Funds, certificated Securities or uncertificated Securities in reliance upon electronic mail instructions transmitted to the Insured, and has provided the Insured with the names of persons and entities authorized to initiate such transfers, and with which the Insured has established a call-back verification mechanism, or other verification procedure approved in writing by the Underwriter.

IC 00 M003 00 0116	©2008, The Hartford

•                  “Funds” means Money on deposit in an account.

The DEFINITIONS AND LIMITATIONS section of this Bond is amended by making the following addition to II. EXCLUSIONS, A. EXCLUSIONS APPLICABLE TO ALL COVERAGES:

•                                          loss resulting directly or indirectly from the Insured having, in good faith, transferred or delivered Funds, certificated Securities or uncertificated Securities, in reliance upon a fraudulent instruction sent to the Insured through electronic mail, except when covered under the ELECTRONIC MAIL INITIATED TRANSFER FRAUD COVERAGE;

With respect to coverage under the ELECTRONIC MAIL INITIATED TRANSFER FRAUD COVERAGE, the DEFINITIONS AND LIMITATIONS section of this Bond is amended by making the following additions to II. EXCLUSIONS:

EXCLUSIONS APPLICABLE TO THE ELECTRONIC MAIL INITIATED TRANSFER FRAUD COVERAGE
This bond does not cover:

•                  loss resulting directly or indirectly from a fraudulent instruction if the sender, or anyone acting in collusion with the sender, ever had authorized access to such Client’s password(s), PIN(s) or other security codes;

•                  loss resulting directly or indirectly from the fraudulent alteration of an instruction to initiate an automated clearing house (ACH) entry, or group of ACH entries, transmitted as an electronic message, or as an attachment to an electronic message, sent via the Internet, unless:

(1)                                 each ACH entry was individually verified via the call back procedure without regard to the amount of the entry; or

(2)                                 the instruction was formatted, encoded or encrypted so that any alteration in the ACH entry or group of ACH entries would be apparent to the Insured ;

•                  loss resulting directly or indirectly from the assumption of liability by the Insured by contract unless the liability arises from a loss covered by the Electronic Mail Initiated Transfer Fraud Insuring Agreement and would be imposed on the Insured regardless of the existence of the contract.

It shall be a condition precedent to coverage under the ELECTRONIC MAIL TRANSFER FRAUD COVERAGE that the Insured assert any available claims, offsets or defenses against such Client, any financial institution or any other party to the transaction. Proof of loss for claim under the ELECTRONIC MAIL INITIATED TRANSFER FRAUD COVERAGE must include a copy of the fraudulent electronic mail which was relied upon to initiate such transfer.

For purposes of the ELECTRONIC MAIL TRANSFER FRAUD COVERAGE, all loss or losses involving one natural person or entity, or one group of natural persons or entities acting together, shall be a single loss without regard to the number of transfers or the number of instructions involved. A series of losses involving unidentified natural persons or entities but arising from the same method of operation shall be deemed to involve the same natural person or entity and shall be treated as a single loss. All acts of any one person which directly or indirectly aid in any way wrongful acts of any other person or persons or permit the continuation of wrongful acts of any other person or persons whether such acts are committed with or without the knowledge of the wrongful acts of the person so aided and whether such acts are committed with or without the intent to aid such other person, shall be deemed to be one loss with the wrongful acts of all persons so aided.

The Limit of Liability shall not be cumulative in amounts from year to year or from period to period. The Limit of Liability provided by this rider shall not exceed $2,100,000. The Deductible applicable to this coverage shall be $25,000.

All other terms and conditions remain unchanged.

IC 00 M003 00 0116	©2008, The Hartford

RIDER

To be attached to and form part of Investment Company Bond, No. 39 FI 0333394

In favor of         THE ARBITRAGE FUNDS

It is agreed that:

1.     The attached bond is amended by replacing that Item(s) on the Declarations Page corresponding to the Item(s) indicated below with an “☒”:

☐	Item 2.	Bond Period: from 12:01 a.m. on	to 12:01 a.m. on
		Standard Time	(MONTH, DAY, YEAR)	(MONTH, DAY, YEAR)
☒	Item 3.	Limit of Liability

Provided however, that if specific limits, are shown below as applicable to any specified COVERAGE, such specific limits shall apply to the coverage provided by such COVERAGES and are in lieu of, and not in addition to, the above bond Limit of Liability. If “Not Covered” is inserted below beside any specified COVERAGE, the coverage provided by such COVERAGE is deleted from this bond.

	COVERAGES	Limit of Liability		Deductible
I.	Employee		$2,500,000		$10,000
II.	Premises		$2,500,000		$10,000
III.	Transit		$2,500,000		$10,000
IV.	Forgery or Alteration		$2,500,000		$10,000
V.	Securities		$2,500,000		$10,000
VI.	Counterfeit Currency		$2,500,000		$10,000
VII.	Computer Systems Fraudulent Entry		$2,500,000		$10,000
VIII.	Voice Initiated Transaction		$2,500,000		$10,000
IX.	Telefacsimile Transfer Fraud		$2,500,000		$10,000
X.	Uncollectible Items of Deposit		$100,000		$5,000
XI.	Audit Expense		$100,000		$5,000
XII.	Stop Payment		$100,000		$5,000
XIII.	Unauthorized Signatures		$100,000		$5,000

	Optional Coverages:
		$	N/A	$	N/A
		$		$
		$		$

No Deductible shall apply to any loss under COVERAGE I. sustained by any “Investment Company.”

2.     This rider applies to loss sustained at any time but discovered after 12:01 a.m. on 2/06/2020  standard time.

AMEND DECLARATIONS PAGE –DISCOVERY RIDER

ITEM 3 NOT TO BE CHANGED MIDTERM WITH THIS RIDER.

ADOPTED MAY 2003

Form F-6004-0

1

RIDER

To be attached to and form part of Investment Company Bond No. 39 Fl 0333394-19 in favor of THE ARBITRAGE FUNDS

It is agreed that:

1. At the request of the INSURED, the Underwriter adds to the list of Insured under the attached bond the following:

AltShares Trust

2. This rider shall become effective as of 12:01 a.m. on 01/27/2020 standard time.

ADDING OR DEDUCTING INSUREDS RIDER

ADOPTED FEBRUARY 2008.

IC 00 H025 00 0308
F-6051-0	©2008, The Hartford

RIDER

To be attached to and form part of Investment Company Bond No. 39 Fl 0333394 in favor of THE ARBITRAGE FUNDS

It is agreed that:

1.   At the request of the INSURED, the Underwriter adds to the list of Insured under the attached bond the following:

AltShares Merger Arbitrage ETF

2. This rider shall become effective as of 12:01 a.m. on 2/06/2020 standard time.

ADDING OR DEDUCTING INSUREDS RIDER

ADOPTED FEBRUARY 2008.

Form F-6051-0	©2008, The Hartford	Page 1 of 1

INSURANCE AGREEMENT AMONG INSUREDS

REQUIRED BY RULE 17g-1(f)

March 4, 2020

This Agreement is entered into on February 25, 2020, among The Arbitrage Funds and AltShares Trust, each a Delaware statutory trust (each, a “Trust” and collectively, the “Trusts”) and a registered management investment company under the Investment Company Act of 1940, as amended (the “1940 Act”), on behalf of each fund, as applicable, covered by the Fidelity Bond referred to below (each, a “Fund” and collectively, the “Funds”).

WHEREAS, the Funds will be named as insureds on a joint fidelity bond issued by Hartford Insurance Company (the “Fidelity Bond”);

WHEREAS, Rule 17g-1 under the 1940 Act (“Rule 17g-1”) requires that in the case of a joint Fidelity Bond there shall be an agreement among all insureds providing that in the event recovery is received under such Fidelity Bond as a result of a loss sustained by a registered management investment company and one or more other insureds, the registered management investment company shall receive an equitable and proportionate share of the recovery, at least equal to the amount which it would have received had it provided and maintained a single insured Fidelity Bond with the minimum coverage required by Rule 17g-1 (“Minimum Required Coverage”);

NOW, THEREFORE, the parties agree, subject to the terms and conditions of the Fidelity Bond, as follows:

1.        Pursuant to Rule 17g-1(f), each of the undersigned hereby agrees that each Fund shall receive an equitable and proportionate share of the recovery, in an amount at least equal to the Minimum Required Coverage.

2.        Each of the undersigned acknowledges and agrees that, upon approval by the Trusts’ Boards of Trustees, the amount of the Fidelity Bond or the carriers issuing the Fidelity Bond may be changed from time to time, and that any such change shall not affect the rights and obligations of the Funds under this Agreement.

3.        Each of the undersigned agrees that the premium for the Fidelity Bond be allocated pro rata among the Funds based on gross assets.  Each of the undersigned acknowledges and agrees that any new Fund added to the Fidelity Bond or as a party to this Agreement will not be responsible for the foregoing amount incurred prior to the first Fidelity Bond renewal following the addition of such Fund.

4.        Each Fund seeking recovery amounts in excess of its Minimum Required Coverage shall recover excess amounts in full as long as the retaining aggregate policy limit is sufficient to provide all other Funds with their Minimum Required Coverage.  If multiple Funds seek recovery of amounts in excess of their respective Minimum Required Coverage, and the remaining aggregate Fidelity Bond limit is not sufficient to pay all such amounts in full, such Funds shall share in any remaining amount of available aggregate Fidelity Bond limit on the basis of the each Fund’s Minimum Required Coverage as a percentage of the total amount of Minimum Required Coverage for all Funds seeking claim recovery amounts in excess of the Minimum Required Coverage, provided that no Fund recovers more than its actual losses.

The Trustees of each Trust shall not be personally liable for any obligations under this Agreement and the shareholders of each Fund shall not be personally liable for any obligations of their respective Fund under this Agreement.  Each party agrees that, in asserting any rights or claims under this Agreement, it shall look only to the assets and property of the applicable Fund(s) in settlement of such rights or claims, and not to the Trustees of the Fund(s) or the shareholders of the Fund(s).

THE ARBITRAGE FUNDS

By:	/s/ John Orrico
John Orrico, President of the Trust

ALTSHARES TRUST

By:	/s/ John Orrico
John Orrico, President of the Trust

SECRETARY CERTIFICATE

I, William Keena, Secretary of AltShares Trust (the “Trust”), hereby certify that the following resolutions were adopted by the Board of Trustees of the Trust, including a majority of the trustees who are not “interested persons” of the Trust (the “Independent Trustees”), as that term is defined in the Investment Company Act of 1940, as amended, (the “1940 Act”) at a meeting duly called and held on February 6, 2020, at which a quorum was present and acting throughout:

APPROVAL OF FIDELITY BOND

RESOLVED, that the Board, including a majority of the Trustees who are not interested persons within the meaning of Section 2(a)(19) of the 1940 Act (“Independent Trustees”), hereby authorizes the Trust to obtain and maintain a fidelity bond, in the form of an investment company joint insured bond, against larceny and embezzlement, covering each officer and employee of the Trust; and

FURTHER RESOLVED, that the Board, including a majority of the Independent Trustees, giving due consideration, as required by Rule 17g-1(d) under the 1940 Act, to all relevant factors, including but not limited to, the form and amount of the fidelity bond, estimated aggregate assets of the Trust during its first fiscal year of operations, the type and terms of custody of such assets and the nature of the securities in the portfolios of the Trust’s series, hereby approves and authorizes the fidelity bond upon the terms as discussed at this meeting; and

FURTHER RESOLVED, that the Board, including a majority of the Independent Trustees, finds that the portion of the premium to be paid by the Trust is fair and reasonable, giving consideration to all relevant factors including, but not limited to, the number of other parties named as insured, the nature of the business activities of such other parties, the amount of the fidelity bond and the total amount of the premium for such bond, the allocation of premium among all parties and the extent  to which the share of the premium allocated to the Trust is less than the premium the Trust would have had to pay if it had provided and maintained a single insured bond; and

FURTHER RESOLVED, that the Board, including a majority of the Independent Trustees, as required by Rule 17g-1(f) under the 1940 Act, hereby approves the “Insurance Agreement Among Insureds Required by Rule 17g-1(f)” policy, which will govern the allocation of premiums and recoveries among the joint insureds; and

FURTHER RESOLVED, that the Board, including a majority of the Independent Trustees, hereby approves the procedures governing the joint fidelity bond as provided to this meeting; and

FURTHER RESOLVED, that the officers of the Trust be, and each of them hereby is, authorized to increase the amount of the fidelity bond from time to time to ensure adequate coverage based upon all relevant factors, including the value of the Trust’s assets, to enable the Trust to remain in compliance with the 1940 Act, including Rule 17g-1(d) thereunder; and

FURTHER RESOLVED, that, for purposes of Rule 17g-1(h) under the 1940 Act, any one officer of the Trust be, and each of them hereby is, authorized to make all necessary filings with the SEC and give all notices and information with respect to such fidelity bond as required by Rule 17g-1(g) under the 1940 Act; and

FURTHER RESOLVED, that the officers of the Trust be, and each of them hereby is, authorized to make any payments, take any actions and execute any instruments that may be necessary or advisable to carry out the foregoing resolutions and the purpose and intent thereof.

IN WITNESS WHEREOF, the undersigned has executed this Secretary Certificate this 4th day of March, 2020.

/s/ William Keena
William Keena
Secretary of the Trust